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15049675

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
RECEIVED
MAR 03 2015
Washington DC
401

SEC FILE NUMBER
8-67287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Main Street
(No. and Street)

Columbia	SC	29201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E (Bobby) Spires 803.931.1693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

191 Peachtree St NE Suite 2700	Atlanta	GA	30303
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, John G. Suger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Securities Corp, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

My Commission Expires March 10, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

TABLE OF CONTENTS

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Citizens Securities Corporation

We have audited the accompanying financial statements of First Citizens Securities Corporation (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the "Company"), which comprise the balance sheet as of December 31, 2014, and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Atlanta, Georgia
March 2, 2015

DIXON HUGHES GOODMAN LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Citizens Securities Corporation:

Report on the Financial Statements

We have audited the accompanying financial statements of First Citizens Securities Corporation (a wholly owned subsidiary of First Citizens Bank and Trust Company, Inc.) (the "Company"), which comprise the balance sheet as of December 31, 2013, and the related statements of income, comprehensive income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Securities Corporation as of December 31, 2013 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Atlanta, Georgia
February 26, 2014

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Balance Sheets
December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash	$ 5,857,813	$ 3,911,687
Investment securities available-for-sale, at fair value (Note 4)	8,514,945	7,709,910
Furniture and equipment, net (Note 5)	40,765	34,600
Prepaid expenses	37,660	65,116
Commissions receivable	203,398	72,474
Other assets	428,229	370,900
Total assets	15,082,810	12,164,687
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Due to Related Parties (Note 6)	2,032,618	1,554,773
Accrued compensation expense	463,687	431,822
Total liabilities	$ 2,496,305	$ 1,986,595
Stockholder's equity (Note 10):		
Common stock, $100 par value, 1 share authorized, issued and outstanding	100	100
Additional paid-in capital	749,900	749,900
Retained earnings	11,832,767	9,432,621
Accumulated other comprehensive income (loss), net of deferred taxes of $2,318 at December 31, 2014 and $2,695 at December 31, 2013	3,738	(4,529)
Total stockholder's equity	12,586,505	10,178,092
Total liabilities and stockholder's equity	$ 15,082,810	$ 12,164,687

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statements of Income
For the years ended December 31, 2014 and 2013

	2014	2013
REVENUES		
Commissions	$ 12,729,977	$ 11,942,013
Other income	34,829	49,319
Total revenues	12,764,806	11,991,332
EXPENSES		
Employee compensation and benefits (Note 8)	7,193,727	6,903,434
Brokerage fees	1,022,694	823,193
Fees paid to Related Parties (Note 6)	156,291	156,291
Professional fees	110,539	73,501
Printing and office supplies	25,018	23,306
Depreciation expense	35,230	13,752
Furniture and equipment expense	6,607	6,560
Other expenses	327,824	375,952
Total expenses	8,877,930	8,375,989
Income before income taxes	3,886,876	3,615,343
Income tax expense (Note 7)	(1,486,730)	(1,348,523)
Net income	$ 2,400,146	$ 2,266,820

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statements of Comprehensive Income
For the years ended December 31, 2014 and 2013

	For the Year ended December 31,	
	2014	**2013**
NET INCOME	$2,400,146	$ 2,266,820
OTHER COMPREHENSIVE INCOME (LOSS):		
Net unrealized gains (losses) on investment securities available-for-sale	13,280	(2,934)
Tax effect	(5,013)	1,095
Net unrealized gains (losses) on investment securities available-for-sale, net of taxes	8,267	(1,839)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	8,267	(1,839)
TOTAL COMPREHENSIVE INCOME	$2,408,413	$2,264,981

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2014 and 2013

	Common Stock - Shares	Common Stock - Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholder's Equity
Balance at December 31, 2012	1	$ 100	$ 749,900	$ 7,165,801	$ (2,690)	$ 7,913,111
Net income	—	—	—	2,266,820	—	2,266,820
Other comprehensive loss	—	—	—		(1,839)	(1,839)
Balance at December 31, 2013	1	$ 100	$ 749,900	$ 9,432,621	$ (4,529)	$ 10,178,092
Net income	—	—	—	2,400,146	—	2,400,146
Other comprehensive income	—	—	—		8,267	8,267
Balance at December 31, 2014	1	$ 100	$ 749,900	$ 11,832,767	$ 3,738	$ 12,586,505

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS SECURITIES CORPORATION
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statements of Cash Flows
For the years ended December 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,400,146	$ 2,266,820
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	35,230	13,752
Net amortization of premiums and discounts on investment securities	80,486	75,981
Decrease in prepaid expenses	27,456	10,074
Increase in commissions receivable	(130,924)	(38,229)
Increase in other assets	(62,342)	(63,957)
Net change in due to Related Parties	477,845	439,872
Increase (decrease) in accrued compensation expense	31,865	(15,136)
Net cash provided by operating activities	2,859,762	2,689,177
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(41,395)	(31,976)
Purchase of investment securities available-for-sale	(5,493,716)	(6,703,095)
Proceeds from maturities of investment securities available-for-sale	4,400,000	3,600,000
Proceeds from sales of investment securities available-for-sale	221,475	—
Net cash used by investing activities	(913,636)	(3,135,071)
Increase (decrease) in cash	1,946,126	(445,894)
Cash at beginning of year	3,911,687	4,357,581
Cash at end of year	$ 5,857,813	$ 3,911,687
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Unrealized securities gains (losses), net of tax	8,267	(1,839)

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

First Citizens Securities Corporation ("FC Securities" or the "Company") was organized as a South Carolina corporation, and on October 13, 2005, it became a wholly owned subsidiary of First Citizens Bank & Trust Company, Inc. ("First Citizens South") through the issuance of 1 share of $100 par value common stock. On October 1, 2014, First Citizens Bancorporation, Inc. holding company of First Citizens South, merged into First Citizens BancShares, Inc ("BancShares"). On January 1, 2015, First Citizens South merged into First-Citizens Bank & Trust Company (the "Parent") and the Company then became a wholly owned subsidiary of the Parent. The Parent is a wholly owned subsidiary of BancShares, a financial holding company located in Raleigh, NC. First-Citizens Bank & Trust Company and other subsidiaries of BancShares are collectively referred to as "Related Parties".

FC Securities is a registered broker/dealer in securities with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission, a registered investment adviser, and a licensed insurance agency. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of FC Securities' customers are located in South Carolina and Georgia in markets served by First Citizens.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America. The more significant of these policies used in preparing the Company's financial statements are described in this summary.

(a) Investment Securities Available for Sale
Investments are classified as available-for-sale and are accounted for at fair value as determined by quoted market prices. Unrealized holding gains and losses, net of deferred taxes, are presented as a separate component of stockholder's equity in accumulated other comprehensive income. The cost of securities sold is specifically identified for use in calculating realized gains and losses. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

(b) Furniture and Equipment
Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is included in expense over the estimated useful lives of the assets (generally three to ten years). Depreciation and amortization are calculated using straight-line methods. Maintenance, repairs and minor improvements are expensed as incurred.

(c) Income Taxes
The Company is included in the consolidated federal income tax return of BancShares, and computes its provision for federal income taxes using BancShares' federal income tax rate. A tax allocation arrangement exists between the Company and BancShares. State income taxes are computed on a separate company basis since the Company files separate state income tax returns.

(d) Commission Revenue
Commissions earned on sales and purchases of securities for customers are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(e) Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(f) Comprehensive Income
Comprehensive income consists of net income for the period and unrealized gains and losses on investment securities available-for-sale, net of deferred income taxes.

NOTE 3—ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) ("AOCI") is reported as a component of stockholder's equity. AOCI can include, among other items, unrealized holding gains and losses on securities available for sale. The components of AOCI are reported net of related tax effects. The components of AOCI and changes in those components are presented in the following table.

		Unrealized gains (losses) on available-for-sale securities
Balance, January 1, 2013	$	(2,690)
Other comprehensive income before income taxes:		
Net change in unrealized gain		(2,934)
Income tax expense		1,095
Net comprehensive loss		(1,839)
Ending balance at December 31, 2013	**$**	**(4,529)**
Other comprehensive income before income taxes:		
Net change in unrealized gain		13,280
Income tax expense		(5,013)
Net comprehensive loss		8,267
Ending balance at December 31, 2014	**$**	**3,738**

For the years ended December 31, 2014 and 2013, there were no reclassifications from AOCI affecting the statement of income.

NOTE 4 – INVESTMENTS

The cost and the estimated fair value of investment securities available-for-sale at December 31 along with gross unrealized gains and losses determined on an individual security basis are presented below.

Available-for-sale at December 31, 2014:

		Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
U.S. government treasuries and agencies	$	8,508,889	$	7,444	$	1,388	$	8,514,945
Total	$	8,508,889	$	7,444	$	1,388	$	8,514,945

Available-for-sale at December 31, 2013:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries and agencies	$ 7,495,659	$ 2,088	$ 4,424	$ 7,493,323
Other	221,475	—	4,888	216,587
Total	$ 7,717,134	$ 2,088	$ 9,312	$ 7,709,910

At December 31, 2014, the Company had four securities having a continuous unrealized loss position for less than 12 months and one security having a continuous unrealized loss position for more than 12 months. Securities with unrealized losses were as follows:

	Less than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries and agencies	$ 434	$3,509,085	$ 954	$1,014,770
Total securities with unrealized losses	**$ 434**	**$3,509,085**	**$ 954**	**$1,014,770**

At December 31, 2013, the Company had five securities having a continuous unrealized loss position for less than 12 months and five securities having a continuous unrealized loss position for more than 12 months. Securities with unrealized losses were as follows:

	Less than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. government treasuries and agencies	$ 4,387	$ 3,086,490	$ 37	$350,090
Other	1,348	69,127	3,540	147,459
Total securities with unrealized losses	**$ 5,735**	**$ 3,155,617**	**$ 3,577**	**$497,549**

The Company has continued its ongoing monitoring process to review its investments portfolio to ensure that investments which may be other-than-temporarily impaired are identified on a timely basis. There were no such investments in 2014 or 2013.

Proceeds from the sale of available-for-sale investments were $221,475 and $0 in 2014 and 2013, respectively. There were no gross realized gains or losses in 2014 and 2013.

The following table provides maturity information for investment securities at December 31, 2014.

Years to maturity	Cost	Estimated Fair Value
Due in one year or less	$ 1,000,769	$ 1,000,700
Due after one year through five years	7,508,120	7,514,245
	$ 8,508,889	$ 8,514,945

NOTE 5 – FURNITURE AND EQUIPMENT

Furniture and equipment are summarized as follows:

	2014	2013
Furniture and equipment	$ 155,190	$ 113,795
Less: Accumulated depreciation	(114,425)	(79,195)
Total premises and equipment	$ 40,765	$ 34,600

Provisions for depreciation were $35,230 and $13,752 for the years ended December 31, 2014 and 2013, respectively.

NOTE 6 – TRANSACTIONS AND RELATED PARTIES

At December 31, 2014 and 2013, the Company had $889,444 and $781,872, respectively in a noninterest bearing demand deposit account at the Parent. Due to Related Parties consists primarily of taxes due to the Parent and various items paid by the Parent on behalf of the Company, such as payroll and various general and administrative expenses. Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties and are subject to change.

In 2014 and 2013, the Company paid a management fee of $156,291 to First Citizens to compensate it for various executive management and professional services.

NOTE 7 – INCOME TAXES

The components of income tax expense are as follows:

	2014	2013
Current:		
Federal	$ 1,359,638	$ 1,248,377
State	194,349	127,927
	1,553,987	1,376,304
Deferred - Federal	(67,257)	(27,781)
	$ 1,486,730	$ 1,348,523

The significant components of FC Securities deferred tax liabilities and assets pursuant to ASC 740, which are included in "Other assets" on the Balance Sheet, are as follows:

	2014	2013
Deferred tax assets:		
Employee benefits	$ 173,946	$ 151,872
Other reserves	46,680	—
Unrealized losses on available-for-sale-securities	—	2,695
Total deferred tax assets	220,626	154,567
Deferred tax liabilities:		
Unrealized gains on available-for-sale securities	$ 2,318	$ —
Depreciation	5,722	4,326
Other	2,435	2,338
Total deferred tax liabilities	10,475	6,664
Net deferred tax asset	$ 210,151	$ 147,903

The income tax expense for the period differed from the amount computed by applying the Parent's Federal income tax rate of 35% to income before income taxes because of the following:

	2014	2013
Income tax expense at Federal rate	$ 1,360,407	$ 1,265,370
State taxes, net of Federal benefit	126,323	83,153
	$ 1,486,730	$ 1,348,523

NOTE 8 – EMPLOYEE BENEFIT PLANS

The Parent sponsors a noncontributory, qualified defined benefit pension plan (the "Pension Plan") covering substantially all full-time employees, including the employees of the Company. On July 19, 2007, the Parent's Board of Directors approved an amendment to the Pension Plan to provide that any employee who is hired or rehired on or after September 1, 2007 will not be eligible to participate in the Pension Plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent's policy is to fund amounts approximating the maximum amount that is deductible for federal income tax purposes. The Pension Plan's assets consist of investments in listed common stocks and fixed income securities, mutual funds, as well as investments in mid-cap and small-cap stocks. For the years ended December 31, 2014 and 2013, pension expense of $3,130 and $46,072 was allocated, respectively, to the Company by the Parent.

The Parent also sponsors a defined contribution savings plan and an enhanced contributory savings plan covering employees hired or rehired on or after September 1, 2007 and received benefits beginning January 1, 2008 (the "Plans"), covering substantially all full-time employees, including the employees of the Company. The Plans permit eligible employees to make contributions, with the Company matching a certain percentage of the employee's contributions. During 2014 and 2013, the Company made matching contributions of approximately $356,827 and $210,334, respectively, to the Plans. The Plans are immediately available for employees at the beginning of the calendar quarter following their employment date.

NOTE 9—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value estimates presented herein are based on pertinent information available to management. The fair value of investment securities is based upon quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair values. These levels are:

Level 1: Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques included use of discounted cash flow models and similar techniques.

Among the Company's assets and liabilities, investment securities available for sale are reported at their fair values on a recurring basis.

For assets carried at fair value, the following table provides fair value information as of December 31, 2014 and 2013:

		Fair value measurements at December 31, 2014		
	Fair Value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value				
Investment securities available-for-sale:				
U.S. government treasuries and agencies	$ 8,514,945	$ 8,514,945	$ —	$ —
Total investment securities available-for-sale	$ 8,514,945	$ 8,514,945	$ —	$ —

For assets carried at fair value, the following table provides fair value information as of December 31, 2013:

		Fair value measurements at December 31, 2013		
	Fair Value at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets measured at fair value				
Investment securities available-for-sale:				
U.S. government treasuries and agencies	$7,493,323	$7,493,323	$ —	$ —
Other	216,587	—	216,587	—
Total investment securities	$7,709,910	$7,493,323	$ 216,587	$ —

		Fair value measurements at December 31, 2013		
	Fair Value at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
available-for-sale				

NOTE 10 – NET CAPITAL REQUIREMENTS

FC Securities is a registered broker/dealer in securities with FINRA. FC Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

At December 31, 2014, the Company had net capital as defined of $11,627,351; the Company's aggregate indebtedness to net capital ratio was .22 to 1.

At December 31, 2013, the Company had net capital as defined of $9,542,926; the Company's aggregate indebtedness to net capital ratio was .21 to 1.

NOTE 11 – SUBSEQUENT EVENTS

On January 1, 2015, First Citizens merged into First-Citizens Bank & Trust Company, bank subsidiary of BancShares, headquartered in Raleigh, North Carolina.

Management has evaluated subsequent events through March 2, 2015, the date these financial statements were issued, and there were no significant subsequent events to disclose or recognize.

FIRST CITIZENS SECURITIES CORPORATION **Schedule 1**
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation of Aggregate Indebtedness and Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2014

	2014
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued liabilities and due to Related Parties	$ 2,496,305
NET CAPITAL	
Total stockholder's equity	12,586,505
Less nonallowable assets:	
Prepaid expenses	236,271
Excess cash deposit with the Parent bank	14,978
Other assets	603,981
Net capital before haircuts	11,731,275
Haircut adjustment	(103,924)
Net capital	11,627,351
Capital requirement	167,599
Net capital excess	$ 11,459,752
Ratio – aggregate indebtedness to net capital	.22 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X-17A-5, Part II-A Quarterly, dated December 31, 2014.

See the accompanying Independent Auditors' Report.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934:

The Company is subject to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold customer cash or securities. Checks are received in the name of the Company or the clearing agent and are immediately restrictively endorsed and promptly deposited in a bank account of the clearing agent. Securities received are promptly forwarded overnight to the clearing agent. The Company fully introduces brokerage accounts to the clearing agent and the Company does not have balances which would be included in a reserve computation. Therefore, the reserve requirement under Rule 15c3-3 was $-0- at December 31, 2014.

The above computation does not materially differ from the Company's computation, as shown in its FOCUS Report Form X-1 7A-5, Part II-A, dated December 31, 2014.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

Information relating to possession or control requirements is not applicable to First Citizens Securities Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

First Citizens Securities

Wednesday, February 25, 2015

First Citizens Securities Corp. Exemption Report

First Citizens Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R .§ 240.1Sc3-3: (k)(2)(ii) during the period January 1,2014 to December 31,2014.

2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

First Citizens Securities Corp.

I, Robert E. Spires, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Senior Vice-President / Director of Compliance & Operations

February 25, 2015

1230 Main Street, Columbia, South Carolina 29201 • PO Box 29, Columbia, South Carolina 29202 • telephone 866.931.1691 • fax 803.931.1196

Member FINRA / SIPC

Investment and insurance products and services are offered by First Citizens Securities Corporation, which is a registered broker-dealer and licensed insurance agency, not a bank. These products and services are not offered by any bank and First Citizens Securities Corp. is separate and distinct from banks with which it is affiliated. Products and services offered by First Citizens Securities Corp. (1) are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other agency of the United States; (2) are not deposits or other obligations of, or guaranteed by, any bank or affiliate of a bank, or First Citizens Securities Corp.; and (3) involve investment risks, including the possible loss of principal invested and possible loss of value. | 1230 Main Street, Columbia, South Carolina 29201 • 866.931.1691 • fax 866.931.1196

DHG
DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Citizens Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Citizens Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Atlanta, Georgia
March 2, 2015

Supplemental Report

With respect to the

Transitional Assessment Reconciliation (Form SIPC-7)

DHG
DIXON HUGHES GOODMAN LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of First Citizens Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by First Citizens Securities Corporation (a wholly owned subsidiary of First-Citizens Bank & Trust Company) (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, except related to Item No. 2c.(1) whereby revenue basing the general assessment resulted in an overstated assessment of $513; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Atlanta, Georgia
March 2, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******2131*********************MIXED AADC 220**
067287 FINRA DEC
FIRST CITIZENS SECURITIES CORPORATION
1230 MAIN ST
COLUMBIA SC 29201-3213

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Spires
803.931.1693

2. A. General Assessment (item 2e from page 2) $ 3836.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (1666.00)

7.30.2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2170.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2170-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2170-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Citizens Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of February, 20 15.

SVP, CCO, COO
(Title)
Director of Compliance + operations

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030)	$ 12,764,807
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	11,105,385
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	64,850
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	-0-
Total deductions	11,230,235
2d SIPC Net Operating Revenues	$ 1,534,572
2e General Assessment @ .0025	$ 3836.00 (to page 1, line 2.A.)